SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

NATIONAL COAL CORP.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
632381208
(CUSIP Number)
Small Ventures USA, L.P.
Attn: Kayla Bruzzese
3050 Post Oak Blvd., Suite 460
Houston, TX 77056
Tel. No.: (713) 341-7916
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 5, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA, L.P. 76-0556398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,411,843

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,411,843

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,411,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William O. Perkins III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,411,843

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,411,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,411,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA GP LLC 26-3084617

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TX

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,411,843

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,411,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,411,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON*

	OO

AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1 to Schedule 13D is being filed by Small Ventures USA, L.P., Small Ventures USA GP LLC and William O. Perkins III relating to the shares of common stock, par value $0.0001 per share, of National Coal Corp, a Florida corporation. This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 1, 2008 (the “Original 13D”).
Item 3. Source and Amount of Funds
Item 3 of the Original 13D is amended by adding the following:
          The Reporting Persons, in the aggregate, have invested $15,553,430.27 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Small Ventures and a loan for $5,000,000 from Centaurus Capital LLC, which is evidenced by that certain Demand Promissory Note dated August 6, 2008 and guaranteed by Mr. Perkins. The Reporting Persons hold their shares of Common Stock in margin accounts maintained at Charles Schwab & Co., Inc. The value of the margin provided with respect to the acquisitions reported on this statement (including the acquisitions reported on the Original 13D) is approximately $3,439,401.30.
Item 5. Interest in Securities of the Issuer
Item 5(a) and (b) of the Original 13D are hereby amended and restated in their entirety to read as follows:
          (a) As of August 6, 2008, the Reporting Persons report beneficial ownership of 2,411,843 shares of Common Stock of the Issuer, which represents 7.4% of the Issuer’s outstanding shares of Common Stock, which percentage was calculated by dividing (i) the 2,411,843 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) the sum of (A) the 31,151,931 shares of Common Stock outstanding as of May 13, 2008, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 31, 2008 and (B) the 1,335,548 shares of Common Stock issued on May 27, 2008, June 2, 2008 and June 6, 2008 in exchange for the Issuer’s 10.5% notes due December 15, 2010 as reported on Current Reports on Form 8-K filed on May 28, 2008 and June 9, 2008.
          (b) Small Ventures has sole voting power and sole dispositive power with regard to 2,411,843 shares. Small Ventures GP and Mr. William O. Perkins III, through their investment discretion over Small Ventures, have shared voting power and shared dispositive power with regard to such shares.
Item 5(c) of the Original 13D is hereby amended by adding the following:
          (c) The transactions in the Issuer’s securities by the Reporting Persons between the filing of this Amendment to Schedule 13D and the filing of the Original Schedule 13D are listed below. All transactions were effected by Small Ventures in the open market, and all prices exclude commissions paid in per share prices.

Date	Action	Quantity	Symbol	Price per Share
8/1/2008	Buy	250,000.00	NCOC	$7.00
8/5/2008	Buy	37,242.00	NCOC	$6.24
8/5/2008	Buy	2,400.00	NCOC	$6.24
8/5/2008	Buy	4,500.00	NCOC	$6.24
8/5/2008	Buy	200.00	NCOC	$6.24
8/5/2008	Buy	1,453.00	NCOC	$6.24
8/5/2008	Buy	4,205.00	NCOC	$6.24
8/5/2008	Buy	100,000.00	NCOC	$6.19
Item 7. Material to be Filed as Exhibits
Exhibit 99.1 Demand Promissory Note, dated August 6, 2008, made by Small Ventures USA, L.P.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 7, 2008	SMALL VENTURES USA, L.P.

	By:	Small Ventures USA GP LLC, its general partner

	By:	/s/ William O. Perkins III
Title: President

SMALL VENTURES USA GP LLC
	By:	/s/ William O. Perkins III
		Name:	William O. Perkins III
		Title:	President

WILLIAM O. PERKINS III
	By:	/s/ William O. Perkins III